                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)


                        Western Pacific Airlines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   959080102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Ivan Irwin, Jr.
                         Hunt Petroleum of Texas, Inc.
                            5000 Thanksgiving Tower
                              Dallas, Texas  75201
                                (214) 922-1010
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               October 3, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-(c) is located at page 54 of this filing.

                     (Continued on the  following page(s))
                               Page 1 of 54 Pages

CUSIP NO. 959080102                 13D                       Page 2 of 54 Pages

          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Hunt Petroleum of Texas, Inc.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

                          7        SOLE VOTING POWER
      NUMBER OF                    1,822,239
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON
        WITH                       1,822,239

                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,822,239

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.2%


         14          TYPE OF REPORTING PERSON

                     CO

CUSIP NO. 959080102                     13D                  Page 3 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Tom Hunt, as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     83,200
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   83,200

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     83,200

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               [x]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.6%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                  Page 4 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     James L. Parker, as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     83,200
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   83,200

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     83,200

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [x]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.6%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                   13D                    Page 5 of 54 Pages



           1             NAME OF REPORTING PERSON
                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Margaret Hunt Hill, as trustee

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS

                         AF


           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                         TO ITEMS 2(d) or 2(e)


           6             CITIZENSHIP OR PLACE OF ORGANIZATION

                         Texas

                              7       SOLE VOTING POWER
       NUMBER OF                      0
         SHARES
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        83,200
       REPORTING
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        0

                             10       SHARED DISPOSITIVE POWER

                                       83,200

           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         83,200

           12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [x]

           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         0.6%

           14            TYPE OF REPORTING PERSON

                         IN

CUSIP NO. 959080102                    13D                   Page 6 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Ivan Irwin, Jr., individually and as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF, AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

                          7        SOLE VOTING POWER
      NUMBER OF                    37,702
       SHARES             8        SHARED VOTING POWER
    BENEFICIALLY                   0
      OWNED BY
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON
        WITH                       37,702

                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     37,702

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.3%


         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                  Page 7 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     James R. Wikert

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    233,868
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      233,868
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     233,868

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [x]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.7%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                    13D                   Page 8 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Danny Bowlin, as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    50,400
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      50,400
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     50,400

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.4%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                    13D                   Page 9 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     AGH Aviation, Ltd.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     WC


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     PN

CUSIP NO. 959080102                     13D                 Page 10 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     AHT Financial, Inc.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     WC

          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     CO

CUSIP NO. 959080102                     13D                 Page 11 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Lyda Hill, as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

                     SEC USE ONLY
          3

          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [x]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%


         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                    13D                  Page 12 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Heather Victoria Hill

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                 Page 13 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Albert G. Hill, III

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                    13D                  Page 14 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Alinda Hill Wikert, individually and as custodian

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF, AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    4,800
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      4,800
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,800

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [x]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                 Page 15 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Wesley Hill Wisenbaker

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                           7        SOLE VOTING POWER
      NUMBER OF                     0
       SHARES
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON                       0
        WITH
                          10        SHARED DISPOSITIVE POWER
                                    0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                 Page 16 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     C.J. Donnally, Jr., as trustee

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     AF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                           7        SOLE VOTING POWER
      NUMBER OF                     0
       SHARES
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON                       0
        WITH
                          10        SHARED DISPOSITIVE POWER
                                    0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                     13D                 Page 17 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Seven Falls Company

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     WC


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                           7        SOLE VOTING POWER
      NUMBER OF                     0
       SHARES
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON                       0
        WITH
                          10        SHARED DISPOSITIVE POWER
                                    0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     CO

CUSIP NO. 959080102                     13D                 Page 18 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Free Throw, Inc.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     OO


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                           7        SOLE VOTING POWER
      NUMBER OF                     31,141
       SHARES
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON                       31,141
        WITH
                          10        SHARED DISPOSITIVE POWER
                                    0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     31,141

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.2%

         14          TYPE OF REPORTING PERSON

                     CO

CUSIP NO. 959080102                     13D                 Page 19 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     AGH Partners I, L.P.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     OO


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                           7        SOLE VOTING POWER
      NUMBER OF                     0
       SHARES
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON                       0
        WITH
                          10        SHARED DISPOSITIVE POWER
                                    0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     PN

CUSIP NO. 959080102                     13D                 Page 20 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     AGH Productions, Inc.

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     OO


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                           7        SOLE VOTING POWER
      NUMBER OF                     0
       SHARES
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON                       0
        WITH
                          10        SHARED DISPOSITIVE POWER
                                    0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     CO

CUSIP NO. 959080102                     13D                 Page 21 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Hill Development Corporation

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     WC


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

                           7        SOLE VOTING POWER
      NUMBER OF                     0
       SHARES
    BENEFICIALLY           8        SHARED VOTING POWER
      OWNED BY                      0
        EACH
      REPORTING            9        SOLE DISPOSITIVE POWER
       PERSON                       0
        WITH
                          10        SHARED DISPOSITIVE POWER
                                    0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     CO

CUSIP NO. 959080102                     13D                 Page 22 of 54 Pages



          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Elisa Margaret Hill

          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)     [ ]
                                                                                                      (b)     [x]

          3          SEC USE ONLY


          4          SOURCE OF FUNDS

                     PF


          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)


          6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas

                          7        SOLE VOTING POWER
      NUMBER OF                    0
       SHARES
    BENEFICIALLY          8        SHARED VOTING POWER
      OWNED BY                     0
        EACH
      REPORTING           9        SOLE DISPOSITIVE POWER
       PERSON                      0
        WITH
                          10       SHARED DISPOSITIVE POWER
                                   0

         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0

         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                              [ ]

         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%

         14          TYPE OF REPORTING PERSON

                     IN

CUSIP NO. 959080102                   13D                    Page 23 of 54 Pages



Item 1.  Security and Issuer.

  This statement relates to shares of the common stock, par value $.001 per share (the "SHARES"), of Western Pacific Airlines, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are at 2864 S. Circle Drive, Suite 1100, Colorado Springs, Colorado 80906, and its telephone number at such address is (719) 579-7737.

Item 2.  Identity and Background.

  (a)-(c), (f). This statement is filed by Hunt Petroleum of Texas, Inc., a Delaware corporation ("HPTI"), Tom Hunt, as trustee ("T. HUNT"), James L. Parker, as trustee ("J. PARKER"), Margaret Hunt Hill, as trustee ("M.H. HILL"), Ivan Irwin, Jr., individually and as trustee ("I. IRWIN"), James R. Wikert ("J. WIKERT"), Danny Bowlin, as trustee ("D. BOWLIN"), AGH Aviation Ltd., a Texas limited partnership ("AGH AVIATION"), AHT Financial, Inc., a Texas corporation ("AHT"), Lyda Hill, as trustee ("L. HILL"), Heather Victoria Hill ("H.V. HILL"), Albert G. Hill, III ("A.G. HILL, III"), Alinda Hill Wikert, individually and as custodian ("A.H. WIKERT"), Wesley Hill Wisenbaker ("W.H. WISENBAKER"), C.J. Donnally, Jr. ("C.J. DONNALLY"), as trustee, Seven Falls Company, a Delaware corporation ("SEVEN FALLS"), Free Throw, Inc., a Texas corporation ("FREE THROW"), AGH Partners I, a Texas general partnership ("AGH PARTNERS"), AGH Productions, Inc., a Texas corporation ("AGH PRODUCTIONS"), Hill Development Corporation, a Delaware corporation ("HILL DEVELOPMENT"), and Elisa Margaret Hill ("E.M. HILL"). I. Irwin, J. Wikert, D. Bowlin, AGH Aviation, AHT, L. Hill, H.V. Hill, A.G. Hill, III, A.H. Wikert, W.H. Wisenbaker, C.J. Donnally, AGH Air, Seven Falls, Free Throw, AGH Partners, AGH Productions, Hill Development and E.M. Hill are sometimes collectively referred to herein as the "REPORTING PERSONS." The Reporting Persons hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 among themselves or with any other person, with respect to the Shares.

  HPTI is a Delaware corporation with a principal business of investments. The principal executive offices of HPTI are at 5000 Thanksgiving Tower, Dallas, Texas 75201. The directors and executive officers of HPTI are T. Hunt, J. Parker, I. Irwin and Danny Bowlin. HPTI is wholly owned (and controlled) by Hunt Petroleum Corporation, a Delaware corporation ("HPC"). HPC is principally engaged in the business of oil and gas exploration and production. The directors and executive officers of HPC are T. Hunt, J. Parker, I. Irwin and M.H. Hill. HPC is owned (and controlled) by the Margaret Hunt Trust Estate and the Haroldson L. Hunt, Jr. Trust Estate. Tom Hunt is the sole trustee of the Margaret Hunt Trust Estate, and J. Parker is the sole trustee of the Haroldson L. Hunt, Jr. Trust Estate. The principal executive offices or business address of each of HPC, the Margaret Hunt Trust Estate, Tom Hunt, the Haroldson L. Hunt, Jr. Trust Estate and James L. Parker is 5000 Thanksgiving Tower, Dallas, Texas 75201.

  J. Parker is a trustee of the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill and the Lyda Hunt-Margaret Trusts-Lyda Hill. He is principally employed as President and a director of HPC and President and director of HPTI. J. Parker is a U.S. citizen.

  T. Hunt is a trustee of the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill and the Lyda Hunt-Margaret Trusts-Lyda Hill. He is principally employed as Chairman of the Board of Directors of HPC and Vice President and director of HPTI. T. Hunt is a U.S. citizen.

  M.H. Hill is a trustee of the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill and the Lyda Hunt-Margaret Trusts-Lyda Hill. She is principally employed as Vice President and a director of HPC. Her principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. M.H. Hill is a U.S. citizen.

  From June 26, 1995 to October 3, 1997, I. Irwin served as director of the Company. I. Irwin serves as Vice President of HPTI and as Vice Chairman of the Board of Directors and Executive Vice President of HPC. I. Irwin is the sole trustee of the Kevin Irwin Trust, the Drew Educational Trust and the Lane Educational Trust. I. Irwin is also Executive Vice President of U.S. Financial Corp., a Texas corporation and the general partner of AGH Aviation. His principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. I. Irwin is a U.S. citizen.

  From June 26, 1995 to October 3, 1997, J. Wikert served as director of the Company. J. Wikert is principally employed as an airline executive. J. Wikert is married to A.H Wikert, daughter of M.H. Hill. His principal business address is 3890 West Northwest Highway, Suite 700, Dallas, Texas 75220. J. Wikert is a U.S. citizen.

  D. Bowlin is the sole trustee for the Wisenbaker/Wikert 1986 Trusts, which were established for the four children of A.H. Wikert. D. Bowlin is principally employed as Senior Vice President of HPC and Vice President and a director of HPTI. His principal address is 5000 Thanksgiving Tower, Dallas, Texas 75201. D. Bowlin is a U.S. citizen.

  AGH Aviation is a Texas limited partnership with a principal business of leasing airplanes. U.S. Financial Corporation, a Texas corporation, is its general partner. Al G. Hill, Jr. ("AL G. HILL, JR."), is the partnership's sole limited partner. U.S. Financial Corporation is solely owned (and controlled) by Al G. Hill, Jr. The executive officers and directors of U.S. Financial Corporation are Al G. Hill, Jr., Mike Cockrell, I. Irwin and Richard
M. Pena.  Al G. Hill, Jr. and Mike Cockrell are principally

CUSIP NO. 959080102                   13D                    Page 24 of 54 Pages



employed as executives of numerous entities. Richard M. Pena is principally employed as Vice President for U.S. Financial Corporation. The principal executive offices for AGH Aviation, U.S. Financial Corporation, Al G. Hill, Jr. and each of the other executive officers and directors of U.S. Financial Corporation is located at 5000 Thanksgiving Tower, Dallas, Texas 75201. Mike Cockrell and Richard M. Pena are U.S. citizens.

  AHT is a Texas corporation with a principal business of investments. The executive officers and directors of AHT are Al G. Hill, Jr., L. Hill and Mike Cockrell. AHT is wholly-owned by the Albert Hill Trust, of which L. Hill is the sole trustee. The principal executive offices of AHT and each of its executive officers and directors are located at 5000 Thanksgiving Tower, Dallas, Texas 75201.

  L. Hill is the sole trustee for the Albert Hill Trust. L. Hill is principally involved in real estate investments. Her principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. L. Hill is a U.S. citizen.

  H.V. Hill is the daughter of Al G. Hill, Jr. H.V. Hill is a partner of AGH Partners. H.V. Hill is principally employed as a private investor. Her principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. H.V. Hill is a U.S. citizen.

  A.G. Hill, III is the son of Al G. Hill, Jr. A.G. Hill, III is a partner of AGH Partners. A.G. Hill, III is principally employed as an investor in various entities. A.G. Hill, III's principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. A.G. Hill, III is a U.S. citizen.

  A.H. Wikert is the wife of J. Wikert and the daughter of M.H. Hill. A.H. Wikert is the mother of W.H. Wisenbaker, Margretta Hill Wikert and Cody McArthur Wikert. A.H. Wikert is the custodian of accounts established under the Uniform Texas Gifts to Minors Act for the benefit of Margretta Hill Wikert and Cody McArthur Wikert. A.H. Wikert is principally employed as an airline executive. Her principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. A.H. Wikert is a U.S. citizen.

  W.H. Wisenbaker is the son of A.H. Wikert. He is principally employed as a student. His principal business address is 5000 Thanksgiving Tower, Dallas, Texas 75201. W.H. Wisenbaker is a U.S. citizen.

  C.J. Donnally is a trustee of The Margaret Hunt Hill-Albert G. Hill, III Trust, The Margaret Hunt Hill-Heather Victoria Hill Trust, the Margaret Hunt Hill-Elisa Margaret Hill Trust, The Margaret Hunt Hill-Michael Bush Wisenbaker, Jr. Trust, The Margaret Hunt Hill-Wesley Hill Wisenbaker Trust, The Margaret Hunt Hill-Cody McArthur Wikert Trust and The Margaret Hunt Hill-Margretta Hill Wikert Trust. He is principally employed as a stockbroker. His principal business address is 200 Crescent Court, Suite 1200, Dallas, Texas 75201. C.J. Donnally is a U.S. citizen.

  Free Throw is a Texas corporation with a principal business of leasing airplanes. The directors and executive officers of Free Throw are W. Jeptha Thornton, J. Wikert and Ralph Koti. W. Jeptha Thornton is principally employed as an investor. Ralph Koti is principally employed as an attorney in private practice. The executive offices of Free Throw, W. Jeptha Thornton and Ralph Koti are located at 8629 Lemmon Avenue, Hanger H, Dallas, Texas 75209. W. Jeptha Thornton and Ralph Koti are U.S. citizens.

  Seven Falls is a Delaware corporation with a principal business of operating a scenic attraction park. The directors and executive officers of Seven Falls are L. Hill, Al G. Hill, Jr. and M.H. Hill. The principal executive offices of Seven Falls are at 5000 Thanksgiving Tower, Dallas, Texas 75201.

  AGH Partners is a Texas general partnership with a principal business of investments. The general partners of AGH Partners are The Hill 1980 Trusts (defined herein), Al G. Hill, Jr., A. G. Hill, III, E.M. Hill and H.V. Hill.
Al G. Hill, Jr., the son of M.H. Hill, serves as a limited partner to AGH Aviation and trustee of a group of trusts commonly referred to as The Hill 1980 Trusts. The Hill 1980 Trusts include The Hill Grandchildren's Trust-Albert G. Hill, III, The Hill Grandchildren's Trust-Elisa Margaret Hill, The Hill Grandchildren's Trust-Heather Victoria Hill, The Hill Grandchildren's Trust-Cody McArthur Wikert, The Hill Grandchildren's Trust-Margretta Hill Wikert, The Hill Grandchildren's Trust-Michael Bush Wisenbaker, Jr. and The Hill Grandchildren's Trust-Wesley Hill Wisenbaker. The executive offices or principal place of business for each of Al G. Hill, Jr. and AGH Productions is located at 5000 Thanksgiving Tower, Dallas, Texas 75201. Al G. Hill, Jr. is a U.S. citizen.

  AGH Productions is a Texas corporation with a principal business of film production. The directors and executive officers of AGH Productions are Al G. Hill, Jr., Mike Cockrell and Michael Liddle. Michael Liddle is principally employed in the aircraft chartering industry. The executive offices or principal place of business for AGH Productions is located at 5000 Thanksgiving Tower, Dallas, Texas 75201. Michael Liddle is located at 3890 W. Northwest Highway, Suite 304, Dallas, Texas 75220. Mr. Liddle is a U.S. citizen.

CUSIP NO. 959080102                  13D                     Page 25 of 54 Pages



  Hill Development is a Delaware corporation with a principal business of investments. The directors and executive officers of Hill Development are L. Hill, Al G. Hill, Jr., A.H. Wikert, Donald C. Hare and Joyce D. Waller. Donald
C. Hare is principally employed as a real estate developer. Joyce D. Waller is principally employed as an executive officer in numerous entities. The executive offices or principal place of business for Hill Development and Joyce
D. Waller are located at 5000 Thanksgiving Tower, Dallas, Texas 75201. The executive offices or principal place of business for Donald C. Hare is located at 3320 Mesa Road, Colorado Springs, Colorado 80904. Donald C. Hare and Joyce
D. Waller are U.S. citizens.

  E.M. Hill is the daughter of Al G. Hill, Jr. She is principally employed as a student. The executive offices or principal place of business of E.M. Hill are at 5000 Thanksgiving Tower, Dallas, Texas 75201. E.M. Hill is a U.S. citizen.

  (d)-(e). None of the named above has, during the past five (5) years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

  (a) HPTI is the beneficial owner of 1,822,239 Shares. Of such number, 1,250,000 Shares were acquired for a price of $5,000,000 and 300,000 Shares were acquired in a private transaction for a price of $2,100,000. All funds for the purchase of the 1,550,000 Shares were acquired through an intercompany loan from HPC. Also included in the Shares beneficially owned are currently vested warrants to acquire 272,239 Shares. The consideration for the warrants was a Stock Purchase Agreement as more fully set forth in Item 4.

  (b) T. Hunt is the beneficial owner of 83,200 Shares, all of which were acquired with cash on hand. Of such number, 75,000 Shares are held of record by the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill for a total purchase price of $150,000, and 8,200 are held of record by the Lyda Hunt-Margaret Trusts-Lyda Hill for a total purchase price of $139,660. T. Hunt is a trustee of both trusts. Excluded from the Shares beneficially owned by T. Hunt are 1,550,000 Shares owned by HPTI as set forth above in subparagraph (a), which Shares could be attributed to him as trustee of the Margaret Hunt Trust Estate, a significant stockholder of HPC, which is in turn the sole stockholder of HPTI.
T. Hunt disclaims beneficial ownership of the Shares owned by HPTI.

  (c) J. Parker is the beneficial owner of 83,200 Shares, all of which were acquired with cash on hand. Of such number, 75,000 Shares are held of record by the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill for a total purchase price of $150,000, and 8,200 are held of record by the Lyda Hunt-Margaret Trusts-Lyda Hill for a total purchase price of $139,660. J. Parker is a trustee of both trusts. Excluded from the Shares beneficially owned by J. Parker are 1,550,000 Shares owned by HPTI as set forth above in subparagraph (a), which Shares could be attributed to him as trustee of the Haroldson L. Hunt, Jr. Trust Estate, a significant stockholder of HPC, which is in turn the sole stockholder of HPTI.
J. Parker disclaims beneficial ownership of the Shares owned by HPTI.

  (d) M.H. Hill is the beneficial owner of 83,200 Shares, all of which were acquired with cash on hand. Of such number, 75,000 Shares are held of record by the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill for a total purchase price of $150,000, and 8,200 are held of record by the Lyda Hunt-Margaret Trusts-Lyda Hill for a total purchase price of $139,660. M. Hill is a trustee of both trusts.

  (e) J. Wikert is the beneficial owner of 233,868 Shares. This number includes 208,868 Shares owned directly by him. Of such number, 206,500 Shares were acquired for a total purchase price of $1,295,000. Of those 206,500 Shares, 170,500 Shares were purchased with cash on hand. The cash consideration for the remaining 36,000 Shares was acquired through a loan for $410,000 from Smith, Barney, Harris, Upham & Co. ("SMITH BARNEY"). From the proceeds of the loan from Smith Barney (the "SMITH BARNEY LOAN"), J. Wikert purchased a total of 67,141 Shares. The purchase price of 33,000 Shares was $10.88 and the remaining 34,141 were acquired through debt forgiveness resulting in an average purchase price of $14.50 for all 67,141 Shares. Of the 67,141 Shares, J. Wikert is the holder of record of 36,000 Shares. The remaining 31,141 Shares are held of record by Free Throw. The collateral for the Smith Barney Loan was 70,500 Shares held of record by J. Wikert. The remaining 2,368 Shares of the 208,868 Shares owned directly were acquired pursuant to a restricted stock award to non-employee directors of the Company. Also included in the total Shares of which J. Wikert is the beneficial owner are 25,000 Shares that he has the right to acquire for $6.00 per share pursuant to a stock option granted by the Company. Excluded from the Shares beneficially owned by J. Wikert are 50,400 Shares owned by the Wisenbaker/Wikert 1986 Trusts and 75,000 Shares owned by the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill. J. Wikert disclaims beneficial ownership of such excluded Shares.

  (f) I. Irwin is the beneficial owner of 37,702 Shares, including 12,702 Shares owned directly by him individually or as trustee. Of such number, 10,034 Shares were purchased for a total purchase price of $82,304 and 300 were purchased for a total purchase price of $5,700. The remaining 2,368 Shares of the 12,702 Shares owned directly were acquired pursuant to a restricted stock award to non-employee directors of the Company. Also included in the total Shares beneficially owned by I. Irwin are 25,000 Shares that he has a right to acquire for $6.00 per share.

CUSIP NO. 959080102                  13D                     Page 26 of 54 Pages



pursuant to a stock option granted by the Company. All Shares owned by I. Irwin and the trusts of which he is the trustee were acquired with cash on hand unless otherwise indicated.

  (g) D. Bowlin is the beneficial owner of 50,400 Shares. Such Shares are held of record by the Wisenbaker/Wikert 1986 Trusts, of which he is the sole trustee, and were acquired by such trusts for a total purchase price of $107,600 with cash on hand.


  (h) A.H. Wikert is the beneficial owner of 4,800 Shares. Of such number, 4,600 Shares are held of record by her, and were acquired for a total purchase price of $75,140. Of the remaining 200 Shares beneficially owned by A.H. Wikert, 100 Shares are held in an account established under the Texas Uniform Gifts to Minors Act for the benefit of Margretta Hill Wikert, for a total purchase price of $1,900 and 100 Shares are held in an account established under the Texas Uniform Gifts to Minors Act for the benefit of Cody McArthur Wikert, for a total purchase price of $1,900. A.H. Wikert is the custodian of both accounts. All Shares owned directly by A.H. Wikert or held in accounts of which A.H. Wikert is the custodian, were acquired with cash on hand.


  (i) Free Throw is the beneficial owner of 31,141 Shares. Such Shares were acquired as set forth above in subparagraph (e).

CUSIP NO. 959080102                    13D                   Page 27 of 54 Pages



Item 4.  Purpose of Transaction.

  The Reporting Persons have purchased the Shares for investment purposes. Any of the Reporting Persons may purchase additional Shares either in the open market or in private transactions, depending on his or its evaluation of the Company's business, prospects and financial condition, the market for the Shares, economic conditions, money and stock market conditions and other future developments. Depending on the same factors, any of the Reporting Persons may decide to sell all or part of his or its investment in the Shares.

  From June 26, 1995 to October 3, 1997, Ivan Irwin, Jr. and James R. Wikert served as directors of the Company.

  On January 31, 1997, HPTI, the Company and GFI Company entered into a Stock Purchase Agreement (the "AGREEMENT") pursuant to which HPTI acquired 100,000 shares of Series B Preferred Stock of the Company and warrants to purchase 1,325,000 Shares. In exchange for the acquisition of the securities, HPTI, subject to the terms and conditions of the Agreement, cancelled $10,000,000 of indebtedness owed by the Company to HPTI pursuant to a promissory note dated January 31, 1997 (the "PROMISSORY NOTE"). Warrants to acquire an aggregate total of 1,325,000 Shares will or have become exercisable according to the following vesting schedule: 136,120 warrants vested immediately upon issuance, 136,119 vested on December 1, 1997, a maximum of 453,757 will vest during the period from May 1, 1998 through April 30, 1990, and a maximum of 599,004 will vest during the period from May 1, 1999 through April 30, 2000. All warrants other than those that are currently vested are subject to reduction according to the terms and conditions of the Agreement.

  Except as set forth in this Item 4, none of the Reporting Persons (or any of the other persons named above) has any plans or proposals that relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

  (a) The aggregate number and percentage of the Shares beneficially owned (identifying those Shares for which there is a right to acquire) by each of the Reporting Persons, and for all of the Reporting Persons, is set forth in Item 1 above and on Schedule I attached hereto and incorporated herein in full by reference thereto. The existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 among the Reporting Persons or any of them with any other persons is hereby expressly disclaimed.

  (b) Schedule I attached hereto shows the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Reporting Persons. The applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or to direct the disposition is set forth in Item 2 above.

  (c) None of the Reporting Persons have effected any transactions in the Shares in the last 60 days except as set forth on Schedule II attached hereto.

  (d) Not applicable.

  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

  Incorporated herein by reference is a copy of the Joint Filing Agreement.

  As indicated in Item 3 above, certain purchases of the Shares were financed by means of margin accounts pursuant to the standard form margin agreement of Smith Barney.

CUSIP NO. 959080102                     13D                  Page 28 of 54 Pages



  In addition, of the Shares beneficially owned by J. Wikert, 70,500 Shares held of record by J. Wikert have been pledged as collateral to secure the borrowings for the Smith Barney Loan as set forth above in Item 3.

  As indicated in Item 4 above, HPTI has entered into the Agreement.

Item 7.  Material to be Filed as Exhibits.

  The Stock Purchase Agreement dated January 31, 1997 among the Company, HPTI and GFI Company (Exhibit 10.67 of Form 8-K) and the Promissory Note dated January 31, 1997 (Exhibit 10.70 of Form 8-K) were previously filed with the Commission as exhibits to Form 8-K dated February 11, 1997 filed by the Company and are hereby incorporated by reference pursuant to Rule 12b-32 promulgated under the Securities Exchange Act of 1934.

Previously filed with the Securities and Exchange Commission are the following exhibits:

  Exhibit A Joint Filing Agreement dated as of February 27, 1997. Exhibit B Power of Attorney executed by James R. Wikert. Exhibit C Power of Attorney executed by Lyda Hill.
  Exhibit D Power of Attorney executed by AHT Financial, Inc. Exhibit E Power of Attorney executed by Heather Victoria Hill. Exhibit F Power of Attorney executed by Albert G. Hill, III. Exhibit G Power of Attorney executed by Wesley Hill Wisenbaker. Exhibit H Power of Attorney executed by C.J. Donnally, Jr.
  Exhibit I Power of Attorney executed by AGH Air Partners I. Exhibit J Power of Attorney executed by Seven Falls Company. Exhibit K Power of Attorney executed by Free Throw, Inc. Exhibit L Power of Attorney executed by AGH Partners I.
  Exhibit M Power of Attorney executed by AGH Productions, Inc. Exhibit N Press Release dated November 15, 1996.
  Exhibit O  Power of Attorney executed by Elisa Margaret Hill.

CUSIP NO. 959080102                      13D                Page 29 of 54 Pages



                                   SCHEDULE I

                               REPORTING PERSONS

                                                                                           AGGREGATE
                                                                                           AMOUNT OF      PERCENT OF
                                    SOLE         SHARED          SOLE         SHARED         SHARES         CLASS
                                    VOTING       VOTING       DISPOSITIVE  DISPOSITIVE    BENEFICIALLY    BENEFICIALLY
                                    POWER        POWER           POWER        POWER           OWNED         OWNED
                                  ---------    ---------       ---------    ---------       ---------     ---------
Hunt Petroleum of Texas,
Inc. (1) ..................       1,822,239          -0-       1,822,239          -0-       1,822,239          13.2%

James L. Parker (2) .......             -0-       83,200             -0-       83,200          83,200           0.6%

Tom Hunt (3) ..............             -0-       83,200             -0-       83,200          83,200           0.6%

Margaret Hunt Hill (4) ....             -0-       83,200             -0-       83,200          83,200           0.6%

James R. Wikert (5) .......         233,868          -0-         233,868          -0-         233,868           1.7%

Ivan Irwin Jr. (6) ........          37,702          -0-          37,702          -0-          37,702           0.3%

D. Bowlin (7) .............          50,400          -0-          50,400          -0-          50,400           0.4%

AGH Aviation Ltd. .........             -0-          -0-             -0-          -0-             -0-           0.0%

AHT Financial, Inc. .......             -0-          -0-             -0-          -0-             -0-           0.0%

Lyda Hill .................             -0-          -0-             -0-          -0-             -0-           0.0%

Heather Victoria Hill .....             -0-          -0-             -0-          -0-             -0-           0.0%

Albert G. Hill, III .......             -0-          -0-             -0-          -0-             -0-           0.0%

Alinda Hill Wikert (8) ....           4,800          -0-           4,800          -0-           4,800           0.0%

Wesley Hill Wisenbaker ....             -0-          -0-             -0-          -0-             -0-           0.0%

C.J. Donnally .............             -0-          -0-             -0-          -0-             -0-           0.0%

Seven Falls Company .......             -0-          -0-             -0-          -0-             -0-           0.0%

Free Throw, Inc. ..........          31,141          -0-          31,141          -0-          31,141           0.2%

AGH Partners I ............             -0-          -0-             -0-          -0-             -0-           0.0%

AGH Productions, Inc. .....             -0-          -0-             -0-          -0-             -0-           0.0%

Hill Development ..........             -0-          -0-             -0-          -0-             -0-           0.0%
Corporation

Elisa Margaret Hill .......             -0-          -0-             -0-          -0-             -0-           0.0%

TOTAL .....................       2,180,150      249,600       2,180,150      249,600       2,429,750
                                  =========      =======       =========      =======       =========

CUSIP NO. 959080102                    13D                  Page 30 of 54 Pages



                                  SCHEDULE 13D

                                   SCHEDULE I

                                   FOOTNOTES

(1) Includes 1,550,000 Shares and vested warrants to acquire 136,120 Shares at $0.01 per share. Warrants to acquire an aggregate total of 136,119 Shares will become exercisable according to the following vesting schedule: 136,120 warrants vested immediately upon issuance, 136,119 vested on December 1, 1997, a maximum of 453,757 will vest during the period from May 1, 1998 through April 30, 1990, and a maximum of 599,004 will vest during the period from May 1, 1999 through April 30, 2000. All warrants other than those that are currently exercisable are subject to reduction according to the terms and conditions of the acquisition agreement.

(2) Includes 75,000 Shares held of record by the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill, of which James L. Parker is a trustee and 8,200 Shares held of record by the Lyda Hunt-Margaret Trusts-Lyda Hill, of which James L. Parker is a trustee. Excludes 1,686,120 Shares held of record by Hunt Petroleum of Texas, Inc., which Shares could be attributed to James L. Parker as the sole trustee of the Haroldson L. Hunt, Jr. Trust Estate, a significant stockholder of Hunt Petroleum Corporation, which is in turn the sole stockholder of Hunt Petroleum of Texas, Inc. James L. Parker expressly disclaims beneficial ownership of the Shares held by Hunt Petroleum of Texas, Inc.

(3) Includes 75,000 Shares held of record by the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill, of which Tom Hunt is a trustee and 8,200 Shares held of record by the Lyda Hunt-Margaret Trusts-Lyda Hill, of which Tom Hunt is a trustee. Excludes 1,686,120 Shares held of record by Hunt Petroleum of Texas, Inc., which Shares could be attributed to Tom Hunt as the sole trustee of the Margaret Hunt Trust Estate, a significant stockholder of Hunt Petroleum Corporation, which is in turn the sole stockholder of Hunt Petroleum of Texas, Inc. Tom Hunt expressly disclaims beneficial ownership of the Shares held by Hunt Petroleum of Texas, Inc.

(4) Includes 75,000 Shares held of record by the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill, of which Margaret Hunt Hill is a trustee and 8,200 Shares held of record by the Lyda Hunt-Margaret Trusts-Lyda Hill, of which Margaret Hunt Hill is a trustee.

(5) Includes 208,868 Shares and vested options to purchase 25,000 Shares at $6.00 per share pursuant to a stock option granted under the 1995 Directors' Option Plan. Excludes 75,000 Shares owned by the Lyda Hunt-Margaret Trusts-Alinda Hunt Hill and 50,400 Shares owned by the Wisenbaker/Wikert 1986 Trusts, as to which Shares James R. Wikert disclaims beneficial ownership.

(6) Includes 12,402 Shares and vested options to purchase 25,000 Shares at $6.00 per share pursuant to a stock option granted under the 1995 Directors' Option Plan. Also includes 100 Shares held of record by the Kevin Irwin Trust, 100 Shares held of record by the Drew Educational Trust and 100 Shares held of record by the Lane Educational Trust. Ivan Irwin is the sole trustee of all three trusts.

(7) Includes 50,400 Shares held of record by the Wisenbaker/Wikert 1986 Trusts, of which Danny Bowlin is the sole trustee.

CUSIP NO. 959080102                     13D                 Page 31 of 54 Pages



(8) Includes 4,600 Shares held of record by Alinda Hill Wikert, 100 Shares held for the benefit of Margretta Hill Wikert in an account established under the Texas Uniform Gifts to Minors Act, of which Alinda Hill Wikert is the custodian and 100 Shares held for the benefit of Cody McArthur Wikert in an account established under the Texas Uniform Gifts to Minors Act, of which Alinda Hill Wikert is the custodian.

         The Reporting Persons expressly disclaim beneficial ownership (as used in this Schedule 13D) of the Shares excluded and expressly disclaim the existence of any "group" (within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934).

CUSIP NO. 959080102                   13D                   Page 32 of 54 Pages



                                  SCHEDULE II

         From October 1, 1997, through December 1, 1997, certain Reporting Persons acquired or sold beneficial ownership of Shares in the following transactions.

                                           DATE                              NUMBER OF
          REPORTING PERSON            OF TRANSACTION      TRANSACTION        OF SHARES       PRICE PER SHARE
 ---------------------------------   ----------------   ---------------      ---------       ---------------
AGH Aviation Ltd.                         10/15/97            Sale              50,000          $ 1.21816
AHT Financial, Inc.                       10/16/97            Sale              40,000            1.1328
Heather Victoria Hill                     10/15/97            Sale               4,000            1.21816
Albert G. Hill, III                         9/4/97            Sale               1,000            4.375
Seven Falls Company                        10/9/97            Sale              10,000            0.8125
AGH Partners I                            10/15/97            Sale              77,000            1.21816
AGH Productions, Inc.                     10/15/97            Sale               6,000            1.21816
AGH Productions, Inc.                     10/16/97            Sale               8,832            1.1328
Hill Development Corporation               10/9/97            Sale               1,000            0.84375
Elisa Margaret Hill                       10/15/97            Sale               2,000            1.21816
Wesley Hill Wisenbaker                     11/5/97            Sale                 300
Lyda Hill                                 10/16/97            Sale             138,968            1.1328
Lyda Hill                                 10/17/97            Sale              24,000            1.125
C. J. Donnally                            10/16/97            Sale              28,000            1.1328
Hunt Petroleum of Texas, Inc.(1)           12/1/97        Purchase             136,119            0.01


--------------------

(1) Represents Shares that the Reporting Person has the right to acquire pursuant to warrants with an exercise price of $0.01 per share.

CUSIP NO. 959080102                  13D                     Page 33 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        HUNT PETROLEUM OF TEXAS, INC.



                                        By:/s/ James L.  Parker
                                          -----------------------------
                                           Name:  James L. Parker
                                           Title: President

CUSIP NO. 959080102                  13D                    Page 34 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ Tom Hunt, Trustee
                                        -----------------------------------
                                        Tom Hunt, as trustee of the Lyda
                                        Hunt-Margaret Trusts-Alinda Hunt
                                        Hill and the Lyda Hunt-Margaret
                                        Trusts-Lyda Hill

CUSIP NO. 959080102                  13D                    Page 35 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ James L.  Parker, Trustee
                                        ------------------------------------
                                        James L. Parker, as trustee of the
                                        Lyda Hunt-Margaret Trusts-Alinda
                                        Hunt Hill and the Lyda Hunt-Margaret
                                        Trusts-Lyda Hill

CUSIP NO. 959080102                  13D                    Page 36 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ Margaret Hunt Hill, Trustee
                                        ------------------------------------
                                        Margaret Hunt Hill, as trustee of
                                        the Lyda Hunt-Margaret Trusts-
                                        Alinda Hunt Hill and the Lyda Hunt-
                                        Margaret Trusts-Lyda Hill

CUSIP NO. 959080102                  13D                    Page 37 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                 /s/ Ivan Irwin, Jr.
                                 --------------------------------------------
                                 Ivan Irwin, Jr., individually and as trustee
                                 of the Kevin Irwin Trust, the Drew
                                 Educational Trust and the Lane Educational
                                 Trust

CUSIP NO. 959080102                  13D                    Page 38 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ James R. Wikert
                                        -------------------------------------
                                        James R. Wikert

CUSIP NO. 959080102                   13D                   Page 39 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ Danny Bowlin, Trustee
                                        -------------------------------------
                                        Danny Bowlin, as trustee of the
                                        Wisenbaker/Wiker 1986 Trusts

CUSIP NO. 959080102                  13D                    Page 40 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                 AGH AVIATION LTD.

                                 By: U.S. FINANCIAL CORPORATION, General Partner

                                     By:/s/ Al G. Hill, Jr.
                                       -----------------------------------
                                        Name:  Al G. Hill, Jr.
                                        Title: President

CUSIP NO. 959080102                  13D                     Page 41 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        AHT FINANCIAL, INC.



                                        By:/s/ Ivan Irwin, Jr., Attorney-in-Fact
                                          --------------------------------------
                                           Name:   Lyda Hill
                                           Title:  President

CUSIP NO. 959080102                  13D                    Page 42 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                          /s/ Ivan Irwin, Jr., Attorney-in-Fact
                                          --------------------------------------
                                          Lyda Hill, as trustee of the Albert
                                          Hill Trust

CUSIP NO. 959080102                   13D                   Page 43 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ Heather Victoria Hill
                                        ----------------------------------
                                        Heather Victoria Hill

CUSIP NO. 959080102                  13D                    Page 44 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ Albert G. Hill, III
                                        --------------------------------------
                                        Albert G. Hill, III

CUSIP NO. 959080102                  13D                   Page 45 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                            /s/ Alinda Hill Wikert
                            ----------------------------------------------------
                            Alinda Hill Wikert, individually and as custodian

CUSIP NO. 959080102                  13D                    Page 46 of 54 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ Ivan Irwin, Jr., Attorney-in-Fact
                                        -------------------------------------
                                        Wesley Hill Wisenbaker

CUSIP NO. 959080102                  13D                    Page 47 of 54 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ C.J. Donnally, Jr.
                                        -----------------------------------
                                        C.J. Donnally, Jr., as trustee of The
                                        Margaret Hunt Hill-Albert G. Hill, III
                                        Trust, The Margaret Hunt Hill-Heather
                                        Victoria Hill Trust, the Margaret Hunt
                                        Hill-Elisa Margaret Hill Trust, The
                                        Margaret Hunt Hill-Michael Bush
                                        Wisenbaker, Jr. Trust, The Margaret
                                        Hunt Hill-Wesley Hill Wisenbaker Trust,
                                        The Margaret Hunt Hill-Cody McArthur
                                        Wikert Trust and The Margaret Hunt
                                        Hill-Margretta Hill Wikert Trust

CUSIP NO. 959080102                   13D                   Page 48 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997



                                        Seven Falls Company


                                        By:/s/ Ivan Irwin, Jr., Attorney-in-Fact
                                           -------------------------------------
                                        Name:  Lyda Hill
                                        Title: President

CUSIP NO. 959080102                  13D                   Page 49 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997



                                        Free Throw, Inc.


                                        By:/s/ James R. Wikert
                                           ---------------------------------
                                        Name:  James R. Wikert
                                        Title:    Vice President

CUSIP NO. 959080102                   13D                   Page 50 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997



                                        AGH Partners I


                                        By: /s/ Heather Victoria Hill
                                          ------------------------------------
                                        Name:  Heather Victoria Hill
                                        Title: Managing Partner

CUSIP NO. 959080102                  13D                    Page 51 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997



                                        AGH Productions, Inc.


                                        By: /s/ Al G. Hill, Jr.
                                          ---------------------------------
                                        Name:  Al G.  Hill, Jr.
                                        Title: President

CUSIP NO. 959080102                   13D                   Page 52 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997



                                        Hill Development Corporation


                                        By: /s/ AL G. HILL, JR.
                                            -----------------------------------
                                        Name:  Al G. Hill, Jr.
                                        Title: Vice President

CUSIP NO. 959080102                   13D                    Page 53 of 54 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 10, 1997


                                        /s/ Elisa Margaret Hill
                                        ---------------------------------
                                        Elisa Margaret Hill

CUSIP NO. 959080102                 13D                      Page 54 of 54 Pages



                                 EXHIBIT INDEX


  Exhibit                                                                 Page
 --------                                                                 ----
     A       Joint Filing Agreement dated as of February 27, 1997*

     B       Power of Attorney executed by James R.  Wikert*

     C       Power of Attorney executed by Lyda Hill*

     D       Power of Attorney executed by AHT Financial, Inc.*

     E       Power of Attorney executed by Heather Victoria Hill*

     F       Power of Attorney executed by Albert G.  Hill, III*

     G       Power of Attorney executed by Wesley Hill Wisenbaker*

     H       Power of Attorney executed by C.J. Donnally, Jr.*

     J       Power of Attorney executed by Seven Falls Company*

     K       Power of Attorney executed by Free Throw, Inc.*

     L       Power of Attorney executed by AGH Partner I*

     M       Power of Attorney executed by AGH Productions, Inc.*

     N       Press Release dated November 15, 1996*

     O       Power of Attorney executed by Elisa Margaret Hill*




*Previously filed